Exhibit 12.1

Regency Centers Corporation and Regency Centers, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Fixed Charge Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees and noncontrolling interests in consolidated subsidiaries	$54,282	37,354	32,560	9,029	(21,794)
Add: fixed charges	119,264	120,534	133,973	138,885	138,213
Add: distributed income of equity investees	45,377	44,809	43,361	41,054	31,252
Subtract: capitalized interest	(6,078)	(3,686)	(1,480)	(5,099)	(19,062)
Subtract: preference security dividend requirements of consolidated subsidiaries	—	(404)	(3,725)	(3,725)	(3,725)
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(323)	(112)	(55)	(66)	(59)
Total earnings	$212,522	198,495	204,634	180,078	124,825

Fixed Charges:
Interest expensed and capitalized	$113,799	114,198	124,707	129,837	128,551
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,887	3,292	2,860	2,957	3,517
Estimate of the interest within rental expense	2,577	2,639	2,680	2,366	2,420
Preference security dividend requirements of consolidated subsidiaries	—	404	3,725	3,725	3,725
Total fixed charges	$119,263	120,533	133,972	138,885	138,213

Ratio of earnings to fixed charges	1.8	1.6	1.5	1.3	0.9	(1)

(1) The Company's ratio of earnings to fixed charges was deficient in 2009 by $13.4 million in earnings, due to significant non-cash charges for impairment of real estate investments of $97.5 million,

Regency Centers Corporation and Regency Centers, L.P.
Computation of Ratio of Combined Fixed Charges and Preference Dividends to Earnings
(in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Combined Fixed Charges and Preference Dividends Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees and noncontrolling interests in consolidated subsidiaries	$54,282	37,354	32,560	9,029	(21,794)
Add: fixed charges	140,325	143,787	153,647	158,560	157,888
Add: distributed income of equity investees	45,377	44,809	43,361	41,054	31,252
Subtract: capitalized interest	(6,078)	(3,686)	(1,480)	(5,099)	(19,062)
Subtract: preference dividends	(21,062)	(23,658)	(23,400)	(23,400)	(23,400)
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(323)	(112)	(55)	(66)	(59)
Earnings	$212,521	198,494	204,633	180,078	124,825

Fixed Charges and Preference Dividend Data:
Interest expensed and capitalized	$113,799	114,198	124,707	129,837	128,551
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,887	3,292	2,860	2,957	3,517
Estimate of the interest within rental expense	2,577	2,639	2,680	2,366	2,420
Preference dividends	21,062	23,658	23,400	23,400	23,400
Total fixed charges and preference dividends	$140,325	143,787	153,647	158,560	157,888

Ratio of combined fixed charges and preference dividends to earnings	1.5	1.4	1.3	1.1	0.8	(1)
(1) The Company's ratio of combined fixed charges and preference dividends to earnings was deficient in 2009 by $33.1 million in earnings, due to significant non-cash charges for impairment of real estate investments of $97.5 million,

2